February 24, 2006

Mr. Michael Moran

Accounting Branch Chief

Mail Stop 3561

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, DC 20549-3561

Re:	W.W. Grainger, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed February 28, 2005

File No. 001-05684

Dear Mr. Moran:

This letter is intended as a follow-up to our phone conversation pertaining to the application of SFAS No. 131 to the operating segments of W.W. Grainger, Inc. (Company). You invited us to send a letter to further clarify two issues. First, why the departments in our Grainger Industrial Supply (GIS) reporting segment should not be viewed as reporting segments in their own right, and second, to address the appropriateness of aggregating the Company’s Branch-based Distribution Businesses: GIS, Acklands-Grainger, Inc. (Canada), Grainger Mexico, and Grainger’s start-up business in China.

As we indicated on the phone, the Company has an excellent track record concerning compliance with SFAS No. 131.  Not only has the Company reported results in conformity with the statement, but it has gone further, by reporting segments that were not required to be reported separately by the statement.

As to the first issue, we strongly believe that the departments within GIS, namely Export, FindMRO, Parts, Global Sourcing, and Puerto Rico, are not operating segments within the meaning of paragraph 10 of SFAS No. 131.  These departments are so integrally interwoven with the branch-based business of GIS that financial results are no longer available for Export, FindMRO and Parts. Our new ERP system (SAP), which has been implemented across all GIS departments, reflects management’s single-entity business approach. (While Global Sourcing and Puerto Rico will use this ERP platform, these departments were established as separate legal entities for risk mitigation reasons and, as such, financial information will continue to be available.) Global Sourcing is a purchasing department for GIS whose purpose is to procure private branded products, primarily from international manufacturers. Product selection decisions are made by GIS as part of its product

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Form 10-K

management and merchandising process. GIS then directs Global Sourcing to execute these procurement decisions. For these reasons, these small departments are not segments and are part of GIS.

The second issue relates to the aggregation of the Company’s Branch-based Distribution Businesses. Under paragraph 17 of SFAS No. 131, an operating segment must be similar both operationally and economically.  Operationally, the businesses in the United States, Canada, Mexico and China are similar. The same products and services are offered to similar customers through the same branch-based distribution model, which is built on local availability of a broad offering of products to the facilities maintenance market. Resource allocation decisions are primarily made across all of these businesses on a strategic project/initiative basis rather than geographically. As an example, the ERP system was approved on the basis that it would be implemented across North America. Additionally, the Company’s current market expansion initiative includes key markets in all three countries and uses a consistent approach for market selection, sizing and physical location of branches, as well as implementation.

Economically, we note that sales growth rates and gross profit margins are similar (refer to Exhibits A.1 and A.2). The sales growth patterns, as presented on Exhibit A.1, are similar especially when Canada is viewed in its local currency. While there will always be variances caused by weather, economic differences in individual markets, etc., the Company expects that sales growth rates will continue to be similar in the future.

Exhibit A.2 shows the similarity of gross profit margins. As that exhibit demonstrates, the differences in margins between GIS and Canada are insignificant. In comparing the trends, both GIS and Canada have increased their margins since 2002. For GIS, the improvement has been somewhat greater due to enhancements in the logistics area and the sourcing of products, particularly outside of North America. The installation of the new ERP system across North America will enable the Company to drive Canada’s performance even closer to the results of GIS. This includes improvements in the logistics and procurement functions, as well as the implementation of a more consistent pricing approach. Because of these factors, our future expectation for these businesses is that their gross profit margins will become even more similar. Based on these characteristics and the ongoing integration activities, we determined that the businesses were economically similar under SFAS No. 131.

We feel that the branch-based distribution segment in its entirety creates a competitive advantage by offering similar products and services to our customers across all geographic areas. Therefore, the aggregation of the Branch-based Distribution segment provides investors with the most appropriate information about

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Form 10-K

the businesses and operations of the Company. It is for these reasons, and because the businesses are essentially mirror images of one another, that we respectfully submit the current aggregation is the best presentation to meet the objectives and basic principles of SFAS No. 131.

As we noted during the call, we have sought the advice of the national office of our independent public accountants and they are in agreement with the position articulated in this letter.

Should you have any questions, please feel free to contact me at (847) 535-0900 or by facsimile at (847) 535-0160.

Very truly yours,

/S/ Judith E. Andringa
Judith E. Andringa

 Vice President and Controller

 W.W. Grainger, Inc.